82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

04012982

17th February, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6450
Fifth Street,
N. W.WASHINGTON
DC 20549

SUPPL

04 FEB 20 AM 7:21

Dear Sirs,

Sub.:- Unaudited Financial Results for the quarter ended on 31st December, 2003.

We furnish herewith a Limited Review Report by the Auditors of the Company pursuant to Clause-41 of the Listing Agreement alongwith quarterly results of the Company for the quarter ended on 31st December, 2003.

Thanking you,

Yours faithfully,

R.V. Bhimani
Company Secretary

Encl.a.a.

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

dlw 2/23

SORAB S. ENGINEER & CO. (Regd.)
CHARTERED ACCOUNTANTS

TELEGRAMS : "WORTHTRUST"
TELEPHONE : 658 4304
FAX- : (079) 658 9710
EMAIL : sseahm@hotmail.com

909, ATMA HOUSE,
OPP. RESERVE BANK OF INDIA,
ASHRAM ROAD,
AHMEDABAD-380 009.

04 FEB 20 AM 7:21

January 29, 2004

The Board of Directors,
THE ARVIND MILLS LTD.,
Naroda Road,
Ahmedabad-380 025.

We have reviewed the accompanying statement of unaudited financial results of **The Arvind Mills Limited**, for the period of three months ended 31st December 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the Financial Statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited quarterly financial results, prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For SORAB S.ENGINEER & CO.
CHARTERED ACCOUNTANTS

N.D.ANKLESARIA
(PARTNER)
MEMBERSHIP NO. 10250

TRUE COPY
CERTIFIED BY
COMPANY SECRETARY

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : , ˙˙ ˙.203030 Fax : (079) 2202342, 2200024

A MEMBER OF THE LALBHAI GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2003

[Rs.in Crores]

Sr. No	Particulars	3 Months ended on 31/12/2003 (Unaudited) (1)	Year Ended on 31/03/2003 (12 Months) (Audited) (2)
1	Net Sales/Income from Operations	348.25	1479.17
2	Other Income	4.88	12.32
3	Total Expenditure :		
	(a) (Increase)/Decrease in Stock in Trade	(5.63)	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	125.71	502.00
	(c) Staff Cost	28.31	101.61
	(d) Power & Fuel	38.05	158.43
	(e) Stores Consumption	28.44	119.83
	(f) Other Expenses	52.93	215.74
		267.81	**1061.23**
4	Interest & Finance Cost	28.17	152.79
5	Depreciation	37.94	148.14
6	Profit before Tax (1+2-3-4-5)	**19.21**	**129.33**
7.	Provision for Taxation (Net)	Nil	Nil
8	Net Profit (6-7)	19.21	129.33
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.31	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet		819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	0.93	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	0.93	6.83
13	Aggregate of non-pramoter Shareholding		
	- No. of Shares	120991558	86292447
	- Percentage of Shareholding	61.93%	48.98%

Notes:

1 Figures of the previous year have been regrouped wherever necessary.

2 11,81,850 Equity Shares of Rs. 10/- each allotted at a premium of Rs. 5/- per share during the quarter on conversion of Warrants and Debentures.

3 Other income includes Rs. 4.01 Crores received on account of final settlement of Wind Farm Insurance Claim.

4 The company has a net deferred tax asset of Rs. 4.06 crores as on 31.12.2003. In compliance with the Accounting Standard and based on the general prudence, the Company has not recognized the same during the current quarter.

5 During the quarter, the company has acquired 15,95,909 Equity shares of Rs 10/- each of Arvind Products Ltd., (A Subsidiary of the Company) for a total consideration of Rs 3.99 Crores.

As per our report of even date attached

For Sorab S. Engineer & Co.
Chartered Accountants

N. D. Anklesaria
Partner

TRUE COPY CERTIFIED BY
COMPANY SECRETARY

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
29th January, 2004

Arvind